As filed with the Securities and Exchange Commission on March 13, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33776

RESOLUTE FOREST PRODUCTS INC.

(Exact name of registrant as specified in its charter)

c/o Resolute Forest Products Inc.

1010, de la Gauchetière West Street, Suite 400

Montreal, QC, H3B 2N2

(514) 875-2160

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1).*

*

Explanatory Note: Effective as of March 1, 2023, pursuant to that certain Agreement and Plan of Merger, dated as of July 5, 2022, by and among Resolute Forest Products Inc. (“Resolute”), Domtar Corporation (“Domtar”), Terra Acquisition Sub Inc. (“Merger Sub”), Karta Halten B.V., and Paper Excellence B.V., pursuant to which Domtar acquired Resolute through the merger of Merger Sub into Resolute, with Resolute continuing as the surviving corporation and a wholly-owned subsidiary of Domtar.

Pursuant to the requirements of the Securities Exchange Act of 1934, Resolute Forest Products Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 13, 2023

RESOLUTE FOREST PRODUCTS INC.

By:	/s/ Stephanie Leclaire
Name:	Stephanie Leclaire
Title:	Senior Vice President, Corporate Affairs and Chief Legal Officer